QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Summary Financial Statement 2002 Brands and People

Contents

1 2 12 22 24 25 28 29 30 31 32	Chairman's statement
Our strengths
Operating and financial review
Corporate social responsibility
Board of directors
Directors' reports
Group profit and loss account
Group balance sheet
Group cash flow information
Independent auditor's report
Investor information	Allied Domecq is a dynamic marketing-led brands company. We operate globally in the businesses of Spirits & Wine and Quick Service Restaurants.

Financial highlights	2002	2001	% growth

Turnover	£3,334m	£2,879m	16
Trading profit	£610m	£543m	12
Profit before tax	£480m	£453m	6
Normalised earnings per share	32.6p	31.0p	5
Basic earnings per share	36.8p	32.6p	13
Dividend	13.0p	12.1p	7
Marketing investment behind Spirits & Wine	£443m	£330m	34
Cash flow from operating activities	£760m	£423m	80

Profits and normalised earnings are stated before goodwill and exceptional items unless otherwise stated. The post tax benefit of the Mexican excise rebate for the year to 31 August 2002 was £138m and has been treated as an exceptional item. 2001 figures are (i) reclassified to provide a comparison for Mexican excise rebate treated as an exceptional item in 2002 and (ii) restated for deferred tax treatment under FRS 19.

Cautionary statement regarding forward-looking information:

Some statements in this Summary Financial Statement contain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act of 1934. They represent our expectations for our business, and involve risks and uncertainties. You can identify these statements by the use of words such as "believes", "expects", "may", "will", "should", "intends", "plans", "anticipates", "estimates" or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Explanatory notes:

Net turnover is turnover excluding excise duty. Profit and normalised earnings are stated before goodwill and exceptional items which includes the benefit of the Mexican excise rebate. Organic growth comparisons exclude the contribution of acquisitions until they have been incorporated in the business for one full calendar year from the date of acquisition. Volumes are quoted in nine litre cases unless otherwise specified. Comparative information in the Operating and financial review is based on constant exchange rates, excludes discontinued operations and has been restated for deferred tax treatment under FRS 19.

The Summary Financial Statement does not contain sufficient information to allow as full an understanding of the results of the group and state of affairs of the company or of the group as is provided by the full Annual Report and Accounts. Any shareholder requiring more detailed information has the right to obtain, free of charge, a copy of the full Annual Report and Accounts by writing to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, UK.

Chairman's statement

I am delighted to have joined the board of Allied Domecq PLC and I would like to thank Sir Christopher Hogg for the invaluable help he has given the company during his chairmanship.

Despite the uncertainty for the world economy, the company has continued to deliver growth in turnover and profits and, more importantly, has increased investment in its brands.

I'm happy to report that the business in the US has moved forward well following the management problems reported earlier in the year.

Richard Turner deserves our thanks for the excellent turnaround that has been achieved there.

Our acquisition of Kuemmerling in Germany and Bodegas y Bebidas in Spain are doing well and we are very pleased with the rapid and successful introduction of the Malibu brand into our portfolio as our ninth core brand.

We continue to give real focus to our eight core brands and this has been rewarded by volume growth in seven of them.

We are also giving increased attention to new brand development with some encouraging early results.

Good progress too has been made in our Quick Service Restaurants business with particularly strong improvements in our Dunkin' Donuts and Baskin-Robbins brands.

In all, I believe that Philip, his team and all the staff, deserve our thanks for all that they have achieved over the past year.

Gerry Robinson
Chairman

Our strengths

We are building on our strengths—delivering enhanced financial performance while improving the business to ensure further sustainable growth of our brands, profits and returns.

understanding the consumer

We know what our consumers want. We have spent 15 months and
£6m developing a world-class model for understanding their behaviour.

        investing in our people

        We are investing in recruitment, development and career planning and have continued to reinforce the link between performance and reward.

        perfecting the new

        Over the past 18 months we have developed a capacity for innovation and the implementation of fresh ideas that was previously beyond us—and have a pipeline of new drinks to prove it.

wines people want

We are successfully building and running an international
premium, branded wine business. We are concentrating
on the wines that the trade and consumers want.

understanding
        the consumer

  We know what our consumers want. We have spent 15 months and £6m developing a world-class model for understanding their behaviour. The information that we now have on who drinks what, when, and why, will underpin everything we do in advertising, promotions and new product development—to ensure that we invest in the right brand in the right market with ideas that create the highest value. With strategies now in place for all of our key brands and countries, we are putting the theory into practice to persuade consumers to buy our products in preference to those of our competitors.

Go play

All men like to play—young men in particular. Play games. Play hard. Boys and toys. In May, we put our improved consumer understanding behind a major campaign for Ballantine's, our biggest brand. In four months Go play was launched in over 50 countries with a package of activity which key customers have called world-class.

Investing in our brands

We're becoming a marketing-led company. We're spending more money—up 21% like for like—spending almost 60% of it on our nine core brands, and spending it more precisely and effectively. We are absolutely clear about what we need to do to create growth.

perfecting
        the new

  Over the past 18 months we have developed a capacity for innovation and the implementation of fresh ideas that was previously beyond us—and have a pipeline of new drinks to prove it. This year we launched new ready-to-drink products based on our brands in the Canadian, Mexican, Australian and American markets. In the US, for example, Sauza Diablo and Stolichnaya Citrona are the perfect match of brand and market. Innovation is also a key part of our Quick Service Restaurants' business, with exciting new products for Dunkin' Donuts, Baskin-Robbins and Togo's.

                                Tia Lusso

        There was a need. Tia Lusso meets it. This new product brings together our consumer insights, our brand and country strategies, our innovation process and the experience of our marketing team. It has already been launched in nine countries, and we will be investing heavily behind it over the next 18 months.

                                Dunkin' Donuts

        Almost 20% of Dunkin' Donuts' turnover comes from products that we didn't even offer five years ago such as bagels and iced coffee Coolatas. Today we sell one in five of all the bagels in America. Dunkin' is the number one Quick Service Restaurant for sales of regular coffee. And donuts. And muffins.

investing in
        our people

  It's a simple enough equation: growth in shareholder value equals the brands that you have at your disposal plus the capabilities of your organisation. As a brand company we're developing our capabilities by developing our people. They are the means by which we carry out our business strategy. We are investing in recruitment, development and career planning. We have continued to reinforce the link between performance and reward, so compensation is aligned with business targets and shareholder interests.

Understanding our people

This year we carried out a global employee opinion survey. The response rate was phenomenal: more than 80%. Of course not everything is perfect but satisfaction levels were as high as 90%. Employees' levels of commitment to the organisation are astounding: they have a passion for it.

Rewarding performance

We're creating a performance culture which focuses not just on what we do, but how we do it. Measurement will be against our six core values in the imagery below. These have been developed by asking our employees: what sort of company would you like to work for? They said one which is unified, diverse, passionate, accountable, committed to learning—and fun.

wines
    people want

  We are successfully building and running an international business in premium, branded wines. It's a growing sector of the drinks industry. We have bought the companies we wanted, with a mix of international businesses like no other. We have a sensible strategy that we are implementing and the results are good.

  Using consumer insight work tailored specifically to wine, we try to understand what people want to drink and when—the time of day or the time of life. We are concentrating on the wines that the trade and consumers want.

Market focus

The US is the largest premium wine market in the world. Yet only 20% of American adults have ever drunk wine. The opportunities are significant, and imports are growing strongly. This year we have set up specialist sales and marketing organisations in the US and the UK—markets which together consume one third of the world's premium wine.

A new team

Wine is different. So we established a new wine team to provide the right level of focus. We share the same back-office, but in front of the customer, there's an enormously experienced new team mixing proven internal skills with the best people from outside. Our champagne brands bring excellent on-premise teams to help drive where and how we are seen.

Operating and financial review

We have achieved profit growth while investing to build sustainable growth through continued improvement of operational effectiveness, innovation and acquisition. Philip Bowman, Chief Executive
New campaigns were launched for Stolichnaya and Ballantine's.

Key business drivers

We have achieved profit growth while continuing to invest in sustainable future growth, focusing our investment on:

•  Further aggressive management of our existing asset base particularly through increased and more targeted marketing;

•  Launching consumer-led innovation; and

•  Enhancing the growth profile of our portfolio through acquisition in both spirits and wine.

 Marketing-led business

In our drive to become a truly marketing-led company, we have changed our approach to understanding the consumer. We have committed £6m across ten countries to develop a new modal approach to consumer segmentation, which is enabling us to predict better consumers' choice of drink and brand. This work has given us the marketing tools to determine strategies for 11 brands and country strategies for our ten largest markets. This provides a rigorous basis to support our investment decisions across our whole portfolio. We are developing the creative work that brings the brands to life and identifying the most effective media to reach our target consumers with integrated campaigns—from television and cinema commercials to on-trade promotions and parties.

 Consumer-led marketing

We are now delivering exciting new marketing campaigns for key brands. During the year we launched an integrated marketing campaign behind Ballantine's—"Go play"—which is a significant departure from traditional whisky marketing. Our fully integrated through-the-line campaign was launched in May in over 50 countries. Stolichnaya in the US saw a significant increase in investment with "See what unfolds". Our latest major marketing campaign for Kahlúa—"Unleash it"—is being launched in six countries through a wide range of media from television and cinema to outdoor and radio.

 Innovation

We are delivering a programme of innovation. We launched ready-to-drink products including two in the US—Stolichnaya Citrona and Sauza Diablo. These have been developed through a commercial partnership with Miller. As the market develops, both parties will explore together further opportunities to extend the range of ready-to-drink beverages via our portfolio of spirits brands. We also launched a major innovation to the Tia Maria brand. Tia Lusso is a new light cream liqueur that has been rolled out to nine markets, with sales exceeding our launch expectations.

Normalised earnings per share pence	Spirits & Wine revenue £m	Spirits & Wine trading profit £m	Spirits & Wine advertising and promotion £m

Growth through acquisition

The future growth profile of our spirits portfolio has improved through the acquisition of Malibu, a leading international spirits brand. The brand will become our ninth core and the third most profitable in our portfolio with a dynamic growth profile. Our wine business has been enhanced through the addition of Bodegas y Bebidas and Mumm Cuvée Napa. We have set out clear plans to build a sustainable wine business that will deliver good returns and bring best value to the trade and the consumer. We are now delivering against these plans.

Summary

At constant exchange rates, turnover was up 19% to £3,334m in the period and trading profit increased by 14% to £610m. Organic trading profit grew by 5% to £557m. Normalised profit before tax grew by 6% to £480m.

We have delivered these results through the growth of Spirits & Wine gross margin and the continued improved performance of our Quick Service Restaurants business. At the same time, we have increased advertising and promotion by 35% (21% for organic businesses), invested in reduced US trade inventories at a pre-tax cost of £19m and absorbed a £16m increase in pension costs.

We have maintained earnings growth with a 5% improvement in normalised earnings per share to 32.6p per share. Acquisitions during the period diluted normalised earnings per share by 0.8p, of which 0.5p related to Malibu and its financing through debt and equity. Excluding this dilution, normalised earnings per share grew by 8%.

The directors are recommending a final dividend of 8.1p per share giving a total for the year of 13.0p per share, an increase of 7%. This is in line with our policy for the annual dividend to be covered approximately 2.5 times.

Outlook

The results for the first month of the new financial year have been in line with our expectations. We expect to continue to grow earnings benefiting from the contribution of our recent acquisitions while continuing to invest strongly in the business as we support new campaigns for our core brands and drive our programme of innovation.

The addition of Malibu as our ninth core brand will enhance the growth profile of the portfolio.

Spirits & Wine

	Total		Organic
	2002	Growth	2002	Growth

• Trading profit	£516m	15%	£463m	3%
• Net turnover	£2,380m	25%	£2,044m	7%
• Advertising and promotion	£443m	35%	£396m	21%

We have grown both profits and turnover of our Spirits & Wine business through organic growth and acquisition. Before the benefit of acquisitions, gross margin increased by £144m. This is partly offset by increased advertising and promotion (£69m) and the combined impact (£62m) of overheads and a decline in other income, driven primarily by higher pension costs, investment in new systems, US listing costs and investment in ready-to-drinks. Acquired businesses increased gross margin by £152m, advertising and promotion investment by £47m and overheads by £52m.

The organic gross margin increase of 13% (£144m) has been driven through enhanced mix (£86m) in Asia Pacific and North America, increased pricing (£25m), particularly in Latin America and volumes (£24m) in Asia Pacific and Europe.

A review of Spirits & Wine brand performance is on page 14 and a regional review of performance is given on page 17.

Quick Service Restaurants trading profit £m	Quick Service Restaurants distribution points

Quick Service Restaurants

•
Trading profit up 11% to £78m

•
System-wide sales growth of 9%

•
US same store sales growth in Dunkin' Donuts of 6% and Baskin-Robbins of 2%

•
Number of combination stores up 31%

Profit growth in our Quick Service Restaurants business has been driven by growth in same store sales and the contribution from new stores.

Dunkin' Donuts has delivered another good year of growth outpacing the overall QSR industry with system-wide sales up by 10% and same store sales up 6% in the US. The brand also achieved a 4% increase in distribution points. The restructuring of the Baskin-Robbins franchise arrangements has continued to grow system-wide sales by 6% and US same store sales by 2%. Baskin-Robbins has benefited from a promotional tie-in with the animated film "Spirit: Stallion of the Cimarron" which has driven sales of the Spirit flavours—"Wild 'N Reckless" and "S'more". In addition, the highly publicised "Free Scoop Nights" have continued to drive brand awareness. Togo's has successfully increased the number of distribution points by 10% to grow system-wide sales by 1%. A new advertising campaign—"Legend of Togo's"—has been launched to increase awareness of the Togo's brand and increase system-wide sales.

Innovation has long been an important part of QSR's growth strategy with new products being developed across the brand portfolio. Dunkin' Donuts is now the number one player in the QSR bagel category with 19% share of the US market and its Coffee Coolatta is number two in the QSR iced and frozen slushy category. Baskin-Robbins has developed triple-layer shakes, "hot treats" and a variety of new exotic flavours including "Wild amazon", "Turkish delight" and "African safari". Togo's has widened its range of sandwich offerings with better quality bread and new toasted products.

Our strategy of multibranded combination stores continues to be a driver of growth in new store openings with a 31% increase in the number of combination stores to over 800. There are now 74 combination stores that offer all three of our Quick Service Restaurant brands. This strategy is based on our brands' complementary daypart offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choice for consumers.

Spirits & Wine brand performance

Total Spirits & Wine volumes and net turnover increased by 26% and 25% respectively, driven by acquisitions. Before acquisitions, net turnover grew 7% on flat volumes. We have achieved a significant improvement in performance in the second half through a focused approach to our key brand market combinations and the positive actions we have taken in our US business. Overall organic volumes grew by 4% in the second half compared with a 3% decline in the first half.

Spirits & Wine net turnover £m	Spirits & Wine advertising and promotion £m	Spirits & Wine net brand contribution £m

Spirits & Wine volume and net turnover growth

	Including impact of US destock			Excluding impact of US destock
	Volume million cases	Volume growth %	Net turnover growth %	Volume growth %	Net turnover growth %

Ballantine's	5.7	4	11	4	11
Beefeater	2.3	3	2	4	4
Canadian Club	2.2	2	(8)	7	(2)
Courvoisier	1.0	8	8	9	8
Kahlúa	3.1	(9)	(9)	(5)	(3)
Maker's Mark	0.4	10	16	10	16
Sauza	1.9	10	19	10	20
Tia Maria	0.8	13	14	13	14
Core brands	17.4	2	6	4	8
Malibu	0.5	—	—	—	—
Local market leaders	11.4	(1)	12	0	13
Local market leader acquisitions	1.0	—	—	—	—
Premium wine	2.2	7	10	10	12
Premium wine acquisitions	10.7	—	—	—	—
Other wine	7.0	10	11	10	11
Other spirits	13.3	(1)	7	(1)	7
Other Spirits & Wine brands	20.3	2	8	3	8

Total (including acquisitions)	63.5	26	25	27	26

Note:
The volumes of Stolichnaya Citrona and Sauza Diablo are not included in this table.

Mumm is marketed in over 100 countries and is well known for its association with Formula One motor racing and premier yachting events.

We are investing more heavily in our organic business with a 21% increase in advertising and promotion supporting the enhanced brand activation work we have developed. The main focus for this investment is Ballantine's in over 50 markets, Mumm and Perrier Jouët in US and UK, Stolichnaya in the US, Imperial whisky in South Korea, the launch of Tia Lusso in nine markets and the development of new ready-to-drink products. Over the past 18 months, we have enhanced our marketing capabilities through detailed consumer insight research, country and marketing strategies and exciting new creative work. We now have the consumer-led initiatives and marketing tools to target this increased investment to drive sustainable future growth.

We launched Stolichnaya Citrona and Sauza Diablo which have performed well in market research with target consumers. To the end of August, our partnership with Miller had invested $40m behind these brands to drive sales of 270,000 cases on an equivalent servings basis. We have achieved good awareness of these brands through extensive advertising and on-premise sampling which in turn will benefit the equity of the respective "mother brands" but distribution of these products has been disappointing. Since it is still early days for our products, our launch resulted in a small charge to the profit and loss account which is reflected as an associate in "Others". Our partnership with Miller has given us access to an efficient production and distribution asset base in order to gain access to any upside available from this category.

Tia Lusso, a new cream liqueur, was launched in nine markets this year, supported by a fully integrated media campaign.

The "House of Courvoisier" is a fully integrated campaign that continues to support good brand growth.

We manage our Spirits & Wine portfolio as four groups: core brands, local market leaders, premium wine and other Spirits & Wine brands. Brand performance is reviewed below under these categories.

The volumes of our core brands, excluding Malibu, grew by 2% and net turnover grew 6%, reflecting the improved second half performance across nearly all the brands. The core brand volumes were up 8% in the second half compared with a 3% decline in the first half. This has been achieved through a more focused approach on the key brand market combinations and improved trading in the US. The growth for the year has been affected by our destocking of the US supply chain announced in October 2001. Excluding the impact of the destock, volumes grew by 4% and net turnover grew by 8%.

We have also continued to invest strongly behind our core brands with an increase of 11% in advertising and promotion leaving the net brand contribution from our core brands up 1%. We acquired Malibu in May 2002 and this will join our core brands. It has performed well in the first three months of our ownership with a rapid and effective integration into our business. We have addressed trade loading issues and the brand continues to show good consumer growth trends.

Ballantine's volumes grew 4% and net turnover increased 11% on continued good performance in its key markets in Europe, Asia Pacific and duty free, particularly following the launch of the new campaign "Go play". Beefeater continued to perform well in Spain helping to offset a slower performance in the US to drive overall volumes up 3% and net turnover up 2%. The performances of both Kahlúa and Canadian Club have been held back by the US destock and by tougher trading conditions in the US during the first half. Canadian Club has shown improving consumption trends during the year and Kahlúa should benefit from the recent launch of a new campaign, "Unleash it". Courvoisier benefited from strong growth in both the UK and US markets particularly following the success of the track "Pass the Courvoisier" by Busta Rhymes and continued investment in the "House of Courvoisier" campaign in the US. The growth of Maker's Mark has continued with a 10% increase in volumes driven by strong consumer interest, good brand PR and advertising. Sauza volumes grew 10% benefiting from our investment in improved tequila production and net turnover increased 19% also helped by improved price and mix. Tia Maria had a good Christmas in the UK and the launch of the new cream liqueur, Tia Lusso, helped to grow volumes and net turnover by 13% and 14% respectively.

The local market leader brands benefited from Stolichnaya in the US and the acquisition of Kuemmerling in Germany. As a result, total volumes from the local market leader brands grew 8% while net turnover and net brand contribution grew 29% and 27% respectively. Before acquisitions, total volume for this brand category fell by 1% largely reflecting a 12% volume decline in Mexican brandies. In spite of this decline, caused by excise duty increases in Mexico and the ongoing pressure of the informal spirits market, we successfully grew net turnover and net brand contribution of our Mexican brandies by 7% and 34% respectively. Strong performances by Stolichnaya in the US and Imperial in Korea helped to grow organic net turnover of the local market leaders by 12% and net brand contribution by 14%. We increased our organic advertising and promotion investment behind this category by 35%, mainly behind Stolichnaya and Imperial.

Sauza is the world's second largest tequila brand.	"Unleash It", a new marketing campaign for Kahlúa.

During the year, we established our premium wine business following recent acquisitions. Before the benefit of acquisitions, our wine business grew volumes by 7% and net turnover by 10% to drive net brand contribution up by 14%. A full review of the wine business including our recent acquisitions is provided in the regional review below.

The volumes for the rest of the Spirits & Wine portfolio grew by 2% while net turnover increased by 8% growing net brand contribution by 1%.

Market review—Spirits & Wine

The performance of our business is reviewed below by region.

Europe

Trading profit grew by 5% to £160m driven by good performances in Spain and the UK and through acquisition. Trading profit before acquisitions was down 4% held back by advertising and promotion, up 11%, on net turnover up 6%. This strong investment was principally behind the "Go play" campaign for Ballantine's and the launch of Tia Lusso.

Our business in Spain has again achieved further market share gains for Ballantine's and Beefeater, which grew volumes by 3% and 9% respectively. Centenario consolidated its position as category leader with a 12% increase in volumes and a 14% increase in net turnover. Advertising and promotion was increased in Spain behind Ballantine's, Beefeater, Whisky DYC and Malibu. The increase in excise duty in January slowed first half volume growth with core brands up 3% which recovered to 8% growth in the second half.

The volume performance of Ballantine's outside of Spain was held back by weak market conditions, particularly in Germany but still managed to grow market share across Europe.

The UK business benefited from a good Christmas and strong performances for Teacher's, Courvoisier and Tia Maria. Over the year, Teacher's grew volumes by 12% gaining share in the off-trade. Courvoisier also gained share to become the number one selling cognac brand in the UK. Tia Maria also performed well, as well as benefiting from the launch of Tia Lusso.

We acquired Kuemmerling, a leading German bitters brand, at the beginning of the period. The integration has been accelerated, and is now almost complete, with all our German operations now in one location in Frankfurt. Kuemmerling has given us critical mass in Europe's largest spirits market providing a sound economic platform for our German business.

We are making good progress with the implementation of our major systems upgrade project in key European markets with systems live in France, Germany, Spain and parts of the UK, rolling out to other key European markets through to 2003. The project will significantly improve the availability and consistency of data across the region and will help drive enhanced performance.

North America

Trading profit grew 7% to £169m driven primarily by the contribution from acquisitions and mix improvements. On an organic basis, net turnover grew 4% on volumes up 1% leading to an increase in trading profit of 1%. Organic volumes grew by 3% in the second half compared with a 2% decline in the first half. This significant improvement in trading during the latter part of this financial year is a direct result of our positive actions. We have refined pricing by brand and by state, improved communications within the business, reviewed our deployment of our sales forces and re-aligned our advertising and promotion spend to improve its effectiveness. This has been achieved as part of our implementation of a new five year country strategy. Significant management changes were made including the appointment of a new president, Tom Wilen. In addition, a new organisational structure is being implemented that will allocate our resources closer to the market place and increase sales coverage. This will facilitate a better understanding of customers and consumers and further strengthen our relationships with distributors.

The supply chain re-engineering project that we announced in October 2001 has reduced wholesaler and retailer inventories in the US with a negative impact on trading profit of £19m, of which £2m related to the Wine region. Excluding the impact of the destock, organic trading profit grew 12%. The destock has resulted in a reduction in shipments compared with depletions of 0.5 million cases and has primarily affected Kahlúa, Beefeater, Canadian Club, Hiram Walker Liqueurs and Californian wine. The project is expected to continue in the year to August 2003 with a further impact on trading profit of around £10m.

Allied Domecq's first major campaign for Stolichnaya, the US's premier Russian Vodka, breaks the mould for vodka campaigns. Featuring surreal colourful images of origami animals crafted from Stolichnaya labels, it invites consumers to "see what unfolds".

Stolichnaya continues to perform well, gaining share in the imported vodka category, helped by a new advertising campaign. Courvoisier, Maker's Mark and Sauza have all grown share during the year. Kahlúa, Canadian Club and Beefeater have been held back by the impact of the US destock and by the slower trading experienced at the beginning of the fiscal year.

Our objective is to work closely with our US distributors through a programme where we are the "partner of choice". We are focused on developing long term partnerships where we actively shape a sustainable model for both parties. The recent changes in the US distributor environment have created new opportunities that we are currently evaluating. Our US portfolio has been significantly enhanced through the recent acquisitions of Stolichnaya, Mumm and Perrier Jouët champagnes and Malibu and we shall continue to provide mutual benefit through our increasingly premium portfolio in our distributor relationships.

Latin America

Trading profit for the region was up 42% to £61m on net turnover up 12%. This improvement was driven by reduced production costs and the success of the "Yo brandy" promotion for our Mexican brandies that helped to grow their net turnover by 7% and net brand contribution by 34% in spite of falling volumes. Sauza volumes in the region have grown 14%, benefiting from our ongoing careful management of the supply of the key raw material, agave, and the production of tequila. We continue to manage supplies of Sauza between its major markets, the US and Mexico. The region also benefited from cost savings during the period. Advertising and promotion for the region increased by 27% particularly behind Sauza, Ballantine's and the introduction of a high energy ready-to-drink product, "Spirit".

During the period, we received compensation of £213m awarded by the Mexican Supreme Court. This was received through a combination of cash and offsetting of duties and taxes payable. The current estimate of excise duty rebate and related interest and inflation still to be received during the year to August 2003 is expected to be within a range of £30m to £50m.

We are making good progress with the integration of our new wine businesses, Bodegas y Viñedos Graffigna and Viñedos y Bodegas Sainte Sylvie, in Argentina. We will increase their export potential as part of our global wine strategy; this will address the current weak domestic trading conditions in Argentina. Profits from Brazil have been held back by the weak economic climate but Ballantine's and Teacher's continue to drive volume growth.

Asia Pacific

We have achieved strong growth of 20% in net turnover and trading profit. The profit growth has been driven by good performances across the region, particularly in South Korea, and has been achieved after a 57% increase in advertising and promotion investment principally behind Ballantine's and Imperial. Our South Korean business, Jinro Ballantines continues to show strong growth. Imperial, South Korea's number one premium whisky, and Ballantine's have been the key drivers of this growth in the region with volumes up 19% and 23% respectively. We launched a brand extension, Ballantine's Masters, which is progressing well and should benefit further from a new advertising campaign. Ballantine's 12 and 17 year old have established a strong presence in the premium aged whisky category.

Fundador continues to perform well in the Philippines with volumes up 15% and net turnover growth of 12%, helped particularly by Fundador Solera. Australia and New Zealand have reported strong results particularly with Kahlúa and ready-to-drink products. We achieved a rapid launch of Tia Lusso in Australia supported by marketing materials developed by the central marketing team for local application.

The global wine market has experienced strong revenue and profit growth, particularly in premium branded wines. We have developed an international portfolio of leading wine brands to extend our reach into new wine territories.

Wine region

For the first time our premium wine business is presented separately within the regional review. This business includes Bodegas y Bebidas, Montana, Mumm and Perrier Jouët champagnes and our enlarged US wine business including Buena Vista and Mumm Cuvée Napa. David Scotland was appointed in January to lead the wine business and has put together a strong team of wine experts from a number of leading wine companies. The wine business delivered a trading profit of £68m on wine volumes of 13 million cases which is in line with our plans. This includes the adverse impact of the US destock. Our plans support our key objective of achieving a return on investment above our weighted average cost of capital by August 2005 and exceed our target of 10% by August 2007. Montana's trading profit grew by 35% in spite of a year of significant change and a poor North Island harvest in 2001. This growth was achieved from both domestic and export sales. Bodegas y Bebidas continued its mix shift towards premium wine with a 7% growth in net brand contribution on volumes down 10%. Including the impact of the destock, our US wine business is holding volumes in a tougher market as it benefits from the strength of well recognised brands like Clos du Bois. Mumm Cuvée Napa was added to our US business in May and will further support the development of our premium branded wine business. Mumm and Perrier Jouët champagnes have shown significant growth during the year growing share in key markets. We have addressed the excess stocks following the millennium whilst maintaining premium price positions.

Global operations

We have continued to achieve improvements in productivity with an increase for Spirits & Wine of 3% (measured as cases produced per employee). This improvement has largely been achieved through increasing production volumes through key sites, particularly Ballantine's at Allied Distillers and Courvoisier at Jarnac. During the year, we completed a review of our distillation strategy in Scotland. As a result, we are investing £6m at our Strathclyde Distillery over the next 18 months and have closed our distillery at Dumbarton. One-off costs of £14m relating principally to the asset write-down of the balance sheet value of the distillery and site demolition and clearance costs have been charged as an exceptional item. The future cash benefits of this action will be approximately £3m per annum, initially reflected in the stock value of the grain whisky. We have completed our $25m investment to increase the distillation and warehousing capacity for Maker's Mark in Kentucky. We are also managing the transfer of Malibu production to our sites in Walkerville, Dumbarton and Jerez which will take place during the first half of the coming year.

Our duty free operations have shown a marked recovery following the downturn in travel experienced earlier in the year following September 11 and the economic recession in a number of markets. In particular, we have seen good growth in the Ballantine's super premium brands and a good performance from the US in the second half of the year. We have consistently increased our leadership position in the super premium Scotch in duty free. The recent additions to our portfolio, Malibu, our champagnes and Tia Lusso are all performing well in this channel.

Geographical analysis—Spirits & Wine trading profit

In line with previous statements, the trading profits of the Spirits & Wine regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year's actual exchange rates.

Geographical analysis—Spirits & Wine trading profit

	2001				2002 Total		2002 Organic
	Reported 2001 £m	Market transfers £m	Foreign exchange £m	At 2002 exchange £m	2002 £m	Growth at 2002 exchange %	2002 £m	Growth at 2002 exchange %

Europe	142	7	3	152	160	5	146	(4)
North America	185	(27)	—	158	169	7	160	1
Latin America	46	—	(3)	43	61	42	61	42
Asia Pacific	59	—	(4)	55	66	20	66	20
Wine region	—	26	—	26	68	—	29	12
Others	26	(6)	(4)	16	(8)	—	1	—

Total	458	—	(8)	450	516	15	463	3

We have established a robust capital structure that gives us a sound foundation with competitive funding and flexibility. Graham Hetherington, Group Finance Director

The premium wine business has been presented separately within the regional analysis. The effect of the transfer of the US wine business from North America to premium wine and the shift of management responsibility for duty free from Others to Europe is shown in the market transfers column. "Others" include Global Operations (including profit from the sale of bulk whisky), standalone duty free operations and central costs not allocated to marketing regions. The losses arising from "Others" reflects increased pension costs and higher levels of investment in central advertising and promotion in areas such as consumer segmentation research and new product development including Stolichnaya Citrona and Sauza Diablo.

Investing in our people

During the year, we recruited a professional HR Director, Tom Brown, to reinforce our commitment to our people and their key role in harnessing the value from our brands. We continue to drive towards a performance-related culture through the sourcing of the best talent, development and aligning our rewards programme with the critical performance measures for the business.

Britannia Soft Drinks

The group's share of Britannia's profits for the year was £16m (2001: £13m).

Cash flow

Net cash flow from operating activities was £760m (2001: £423m) and free cash inflow increased to £211m (2001: £86m). This improvement was driven by increased profit and cash generation along with the benefit of the Mexican excise rebate (free cash flow benefit 2002: £128m; 2001: £47m).

Net debt increased by £724m during the year from £1,854m to £2,578m, the main outflows being the acquisitions of Kuemmerling (£125m), Bodegas y Bebidas (£199m) and Malibu (£555m). In addition, we paid £231m to the shareholders of Montana being the cash settlement of shares purchased in 2001. Underlying trading working capital, allowing for acquisitions and organic growth, has shown a 7% (£110m) improvement over last year.

Taxation

The normalised tax rate for the year has remained in line with last year's rate of 25%. Financial Reporting Standard 19—Deferred Tax was adopted resulting in a £53m balance sheet adjustment to August 2001. The overall tax rate for 2001 has not changed. The tax charge for 2002 contains a credit of £10m due to an adjustment to the estimated recoverable amount of a deferred tax asset in respect of tax losses arising in prior periods. We expect that the normalised rate for the next financial year will not exceed 25%.

Goodwill and exceptional items

Goodwill amortisation totalled £38m (2001: £12m) the increase being primarily due to the acquisitions of Mumm and Perrier Jouët champagnes and Montana.

During 2001, £47m received in respect of the Mexican excise award was reported in operating profit. The group has received £213m during 2002 which due to its size has been treated as exceptional operating income. In response to the receipt of this cash the group has undertaken to invest approximately £11m on social and community projects in Mexico.

Dunkin' Donuts is the US market share leader for Quick Service Restaurants in regular and flavoured hot coffee, donuts, bagels and muffins.

Net debt £m	Operating cash flow £m

Other exceptional costs this financial year include: £14m associated with the closure of the Dumbarton Distillery resulting from our review of distillery strategy; £23m for the one-off costs associated with the planned termination of an onerous land lease in California; and £36m for the acquisition integration programme.

In aggregate, the acquisitions over the last 18 months have served to create our premium wine business, to fill portfolio category gaps and to create critical mass in certain markets. In combination, these have been major transforming events for the business and, as a result, costs associated with acquisition integration are being treated as exceptional.

Treasury operations

The group treasury operates as a centralised service managing interest rate and foreign exchange risk and financing. The board agrees and reviews policies and financial instruments for risk management. We operate a prudent hedging policy. Business trading flows are netted by currency and hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options.

The group has a natural hedge to the impact of fluctuations of the Euro on transaction costs from selling into and out of Eurozone.

The impact of foreign exchange movements on the translation of profits was negative, though not material, resulting principally from the depreciation of the US dollar in the last two months of the fiscal year. This was partially offset by the strengthening of the Euro.

Our balance sheet can be significantly affected by currency translation movements. Our policy is to match foreign currency debt in proportion to foreign currency earnings so as to provide a natural hedge for part of the translation exposure.

The amount of risk to any one counterpart is restricted according to credit rating. We continually monitor our exposure to our counterparties and their credit ratings.

Exposures to interest rate fluctuations on borrowings and deposits are managed by using interest rate swaps and interest rate options. It is our policy to keep between 50% and 70% of net debt at fixed rates of interest with a target of 60%.

At 31 August 2002, enterprise value gearing (net debt as a percentage of market capitalisation plus net debt) was 36%, compared with 30% at 31 August 2001.

In June 2002, a €600m seven year bond and a £250m 12 year bond were issued.

Pensions

In line with other companies, market and demographic dynamics over recent years have increased the cost of providing pensions. Allied Domecq has absorbed an increased pension profit and loss charge of £16m in the current year.

Recent stock market volatility has caused significant variation in the net pension liability when assessed under FRS 17. At 31 August 2002, the post tax deficit under this accounting standard was £336m compared with £25m at 31 August 2001. This compares with Allied Domecq's enterprise value of around £7bn.

In aggregate, the pension funds remain well funded and we do not anticipate having to materially increase Allied Domecq's cash contributions to the funds.

Corporate social responsibility

As one of the world's leading drinks and Quick Service Restaurant companies, our vision recognises the importance of social and environmental considerations at all levels of our business strategy.

We actively participate in benchmarking surveys by a number of organisations including the FT/BiE index, FTSE4Good, Dow Jones Sustainability Indexes, the World Index and STOXX.

"I take pride in our brands and the industry I work in. Actions undertaken by any part of this organisation that dilute either my sense of pride or create a negative view of the brands are unacceptable and will be corrected."
Kim Manley, Chief Marketing Officer

Beyond compliance

As one of the world's leading drinks and Quick Service Restaurant companies, our vision recognises the importance of social and environmental considerations at all levels of our business strategy. Sustainability in action for any multinational business is about understanding that economic goals are inextricably linked to environmental and social performance. Our aim is continual improvement in our social and environmental impacts.

We aim to make a positive contribution to the economic success of the communities in which we operate, to their social enrichment and long term environmental health. And we communicate the need to operate according to high ethical standards throughout the company.

But we believe we should be judged by what we do, not by what we say.

We have taken part in a number of surveys that measure our social footprint and are included in the FTSE4Good and the Dow Jones Sustainability indexes. We have led the drinks industry in the FT/BiE environmental index for the past three years.

Here we can include only the highlights of what we have done this year. More information is available on our website (www.allieddomecq.com).

Brands and consumers

We are proud of our brands and our industry, but readily acknowledge that alcohol is not just any other product. Whilst there are well known health benefits accruing from moderate consumption of alcohol, there are well known dangers resulting from excess or irresponsible consumption. We act responsibly in the marketing and promotion of our brands, to ensure that we are not contributing to the problem.

This year we published a new global marketing code that applies to all alcohol brands, in all markets. Some of its provisions go beyond national legislation. In every case we will abide by national laws and codes—but where our own standards are higher, we will apply them rigorously. We have communicated the requirements of the code to all in our marketing team and to the agencies they employ. Regional marketing directors are required to report annually on mechanisms they have in place for implementing the code and for ensuring compliance.

The code is published on our website. We welcome the views of our stakeholders on our achievement in maintaining the high standards that we set for ourselves.

Allied Domecq has also become the first major drinks company to use the power of its advertising to encourage sensible consumption of its brands. In 2002, we introduced spirits campaigns that carried messages recommending moderation, and which tie in to the total marketing message. Some examples are:

Ballantine's

"Go play, play in moderation"

Tia Lusso

"You just know to drink in moderation"

Sauza Diablo

"Don't ignore your inner voice, drink Sauza responsibly"

"The Allied Domecq website describes how we apply our environmental, health and safety standards around the world. Our record and performance can speak for themselves. I am delighted to support the principle of going beyond compliance to developing sustainable business practices throughout the group."
Richard Turner, President, Global Operations

Environmental management system
Number of sites accredited with ISO 14001

Environmental performance

We operate globally in sectors that allow us to build powerful, exciting brands. Wherever we are, we apply the same high standards of protection for our workforce, and respect for the environment.

A full account of our performance in these areas is published in the Environment section of our website.

The adoption of ISO 14001 as the global production standard has committed the business to making continual improvements in the way in which we manage the production process to minimise environmental impacts. Some 80% of the global business has plans and targets for water use improvements, waste reduction and energy efficiency.

As new businesses are acquired they are brought into the plan. For example over the next year we will be helping wine companies such as Bodegas y Bebidas to comply with group policy.

Workplace

Corporate social responsibility begins at home. In the same way that we have promoted global environmental standards, OHSAS 18001 is being implemented as the common health and safety standard for the business. By the end of 2002, 80% of the company worldwide will be accredited, including all of our major manufacturing sites in the US, Canada, Spain, Mexico, UK, Korea, France and Portugal.

All businesses in Allied Domecq have an alcohol policy. This ensures that employees are given balanced information about the impact of misusing alcohol on their own health and the potential consequences for them and their families. They also have confidential access to treatment if they have difficulty controlling their own drinking.

We have endorsed the United Nations Declaration on Human Rights and our policy on non-discrimination, respect for diversity and equal opportunities is given in full in the Corporate social responsibility report on our website.

Business integrity

Integrity is key to our relationship with all of our stakeholders. Just as we expect suppliers and contractors to uphold our standards for human rights, health, safety and environmental protection, they have the right to fair treatment in return.

All employees in Allied Domecq are given a copy of our Code of Business Conduct and are expected to abide by the spirit as well as the letter of the code. The principles of the code are in the Corporate social responsibility report on the website.

We encourage all local businesses to be active members of their communities. We do not have a central team allocating donations or giving support to charities as we believe that people at the local level are best placed to decide what is appropriate, within a global framework.

Our Quick Service Restaurants business is involved in many communities through active programmes with its franchisees. For example, Dunkin' Donuts has entered a relationship with Coffee Kids, a non-profit organisation helping families in coffee-producing regions of Mexico and Central America. We are currently developing an integrated strategy across all three Quick Service Restaurants that enables us to most benefit the communities in which we operate.

David Scotland has recently been given board responsibility for monitoring and shaping our community involvement and future reports will report on progress.

"The unanimous decision of the board to develop a culture of social responsibility throughout the whole organisation is an exciting development for the company. I am delighted to be the director responsible for making it happen. We will be known by our actions not words."
David Scotland, President, Wines

Board of directors

Gerry Robinson Non-Executive Chairman
Appointed a non-executive director and non-executive chairman of Allied Domecq in 2002. He is also a non-executive director of Granada and chairman of the Arts Council of England. He was formerly chairman of Granada and chairman of British Sky Broadcasting Group and ITN. Aged 53.

Philip Bowman Chief Executive
Joined the group in November 1998 as an executive director and was appointed chief executive in August 1999. He is also a non-executive director of British Sky Broadcasting Group and Burberry Group and a member of the UK Industrial Advisory Board of Alchemy Partners. He was formerly an executive director of Bass and chairman of Liberty. Aged 49.

Donald H Brydon
Joined the group as a non-executive director in 1997 and is chairman of Allied Domecq pension trusts. He is the senior non-executive director of Allied Domecq. He is a non-executive director of Amersham and also chairman of AXA Investment Managers. Aged 57.

Sir Ross Buckland
Joined the group as a non-executive director in 1998. He retired as chief executive of Uniq (formerly Unigate) in March 2001. He is also a director of Mayne Group, Goodman Fielder and Clayton Utz. Aged 59.

Graham C Hetherington
Joined the group in 1991. Joined Allied Domecq Spirits & Wine in 1995 and was appointed finance director of Allied Domecq Spirits & Wine in 1998. He became a director of Allied Domecq in June 1999 and was appointed group finance director in August 1999. Aged 43.

Peter A Jacobs
Joined the group as a non-executive director in 1998. He retired as chief executive of BUPA in 1998 and as chairman of Hillsdown Holdings in July 1999. He is also chairman of LA Fitness and WT (Holdings) and a non-executive director of Bank Leumi (UK) and of Health Quality Services. Aged 59.

David Malpas
Joined the group as a non-executive director in 1997. He retired as managing director of Tesco in 1997. He is also chairman of Dresdner Income Growth Investment Trust and a director of Wincanton. Aged 62.

David Scotland
Joined the group as a director of Allied Domecq Spirits & Wine in 1992 and appointed a director of Allied Domecq in 1995. He became president, Allied Domecq World Wines in 2002. He is also a non-executive director of Photo-Me International. Aged 54.

Richard G Turner
Joined the group in 1982. Appointed president, Global Operations of Allied Domecq Spirits & Wine in 1995. He was appointed a director of Allied Domecq in June 1999. Aged 53.

Leonard A Quaranto
General counsel and company secretary.

Directors' reports

The directors are pleased to present their directors' reports which are a summary of the information contained in the annual report and accounts for the year ended 31 August 2002.

Summary directors' report
Business review and future developments

The Chairman's statement and the Operating and financial review on page 1 and pages 12 to 21 provide a review of the business and likely future developments.

Dividends

An interim dividend of 4.9p per share was paid on 26 July 2002 and the directors are pleased to recommend a final ordinary dividend of 8.1p per share, making a total for the year of 13.0p. The final dividend will be paid on 7 February 2003 to shareholders on the register on 10 January 2003.

Annual General Meeting

The AGM will be held on 4 February 2003 at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN. Details of the business to be considered at the AGM and the notice of meeting are included in the accompanying chairman's letter.

Directors

The names and brief biographical details of the directors as at 28 October 2002 are given on page 24. During the year Todd Martin resigned from the group and Sir Christopher Hogg retired as a director; Gerry Robinson was appointed as a non-executive director. In accordance with the articles of association, Richard Turner, David Malpas, Donald Brydon and Gerry Robinson retire at the forthcoming AGM and offer themselves for election or re-election.

By order of the board

Leonard A Quaranto
General counsel & company secretary
28 October 2002

Corporate governance

The company was in compliance throughout the financial year with the Code provisions set out in Section 1 of the Combined Code appended to the Listing Rules of the Financial Services Authority except that executive directors are engaged on employment contracts subject to 24 months' written notice given by either party. It is not currently proposed that the notice period for existing executive directors should be reduced. The remuneration committee reviewed this policy in 2000 and decided in principle that the company's future policy would be for new executive directors to be subject to service agreements requiring not more than 12 months' notice given by either party. If it is necessary to offer longer notice or contract periods to new executive directors recruited externally, such periods will reduce to 12 months after the initial period. No new executive directors have been appointed since the policy was reviewed.

Remuneration

Details of the remuneration and share interests of the directors for the years to 31 August 2002 and 2001 are as follows:

		Basic salary/fees		Benefits		Performance-related bonuses		Total emoluments
	Note	Year to 31 Aug 2002 £'000	Year to 31 Aug 2001 £'000	Year to 31 Aug 2002 £'000	Year to 31 Aug 2001 £'000	Year to 31 Aug 2002 £'000	Year to 31 Aug 2001 £'000	Year to 31 Aug 2002 £'000	Year to 31 Aug 2001 £'000

Executive directors:
P Bowman	1,7	610	576	279	262	738	720	1,627	1,558
G C Hetherington	2,7	298	275	83	19	366	342	747	636
T D Martin (resigned 30 November 2001)	3	80	322	63	163	75	382	218	867
D Scotland	4,7	330	326	96	24	333	323	759	673
R G Turner	5,7	288	273	21	13	357	280	666	566
Non-executive directors:
D H Brydon	6	43	43	—	—	—	—	43	43
Sir Ross Buckland		28	28	—	—	—	—	28	28
Sir Christopher Hogg (retired 31 March 2002)		117	200	—	—	—	—	117	200
P A Jacobs		33	33	—	—	—	—	33	33
A D Malpas		33	33	—	—	—	—	33	33
G J Robinson (appointed 1 February 2002)		88	—	—	—	—	—	88	—

Notes

1.
P Bowman's benefits include a £256,200 (2001: £240,800) allowance in lieu of pension contributions.

2.
G C Hetherington's benefits include a £60,663 (2001: nil) allowance in lieu of pension contributions plus advisers' costs related to the lump sum payment in lieu of unfunded pension benefits.

3.
T D Martin's benefits include a £19,266 (2001: £78,125) allowance in lieu of pension contributions and £33,414 (2001: £53,793) accommodation costs. Additionally, his benefits include a product sample allowance (taxable under US law).

4.
D Scotland's benefits include a £70,263 (2001: nil) allowance in lieu of pension contributions plus advisers' costs related to the lump sum payment in lieu of unfunded pension benefits.

5.
R G Turner's benefits include a telephone rental allowance and spouse travel costs related to the period he was temporarily based in North America. Additionally, it was agreed that Mr Turner would be paid a special bonus of £50,000 in recognition of his performance as interim President of Allied Domecq Spirits & Wine North America and this is included in the bonus above for the year to 31 August 2002.

6.
D H Brydon's standard fee is £28,000. In addition, he is chairman of the Allied Domecq pensions trusts for which he receives a fee of £15,000 per annum.

7.
The performance-related bonus figures shown above for the current executive directors include the deferred and matching elements of the bonus which are shown below and will be used to purchase shares in the company. These shares will be released to the employee after three years and the matching shares will be conditional, except under exceptional circumstances, on continued employment with the group.

	Deferred amount	Matching investment	Total

P Bowman	£246,000	£246,000	£492,000
G C Hetherington	£122,000	£122,000	£244,000
D Scotland	£66,600	£66,600	£133,200
R G Turner	£61,400	£61,400	£122,800

Shareholdings

The beneficial interests of directors in the ordinary share capital of the company at 31 August 2002 were as follows:

	At 31 August 2002 Ordinary shares	At 31 August 2001 Ordinary shares

P Bowman	217,735	105,000
D H Brydon	11,500	1,500
Sir Ross Buckland	1,000	1,000
G C Hetherington	72,068	12,986
P A Jacobs	6,300	6,300
A D Malpas	9,921	9,921
G J Robinson	—	—	*
D Scotland	46,352	10,613
R G Turner	75,567	31,434

Total of directors' beneficial interests	440,443	178,754

* At date of appointment.

At 31 August 2002 the Allied Domecq employee trusts held 24,514,993 (2001: 17,221,999) unallocated ordinary shares in the company on discretionary terms for the benefit of certain group employees. The executive directors were treated as interested in these shares in their capacity as potential beneficiaries. As at 28 October 2002 these holdings had reduced to 24,450,693 ordinary shares.

The above table includes interests in bonus shares awarded under the company's deferred bonus plan and partnership shares purchased pursuant to the company's share partnership plan and associated matching shares. The directors beneficially own such shares, however certain of these shares are forfeitable in specific circumstances. The table excludes interests in matching shares under the company's deferred bonus plan and interests in the company's share option and long term incentive schemes. R G Turner purchased a further 213 shares and P Bowman purchased a further 77 shares between 1 September 2002 and 28 October 2002. No director had a non-beneficial interest in shares or stocks of the company at any time either during the year ended 31 August 2002 or between 1 September 2002 and 28 October 2002.

Group profit and loss account

Year to 31 August 2002

	Year to 31 August 2002					Year to 31 August 2001 (restated)
	Before goodwill and exceptional items £m		Goodwill and exceptional items £m	Total £m		Before goodwill and exceptional items £m		Goodwill and exceptional items £m	Total £m

Continuing activities	3,184		—	3,184		2,879		—	2,879
Acquired activities	150		—	150		—		—	—

Turnover	3,334		—	3,334		2,879		—	2,879

Operating costs—goodwill amortisation	—		(38)	(38)		—		(12)	(12)
—Mexican excise rebate	—		213	213		—		47	47
—other	(2,739)		(84)	(2,823)		(2,358)		(9)	(2,367)

Continuing activities	567		125	692		521		26	547
Acquired activities	28		(34)	(6)		—		—	—

Operating profit from continuing operations	595		91	686		521		26	547
Share of profits of associated undertakings	15		—	15		22		—	22

Trading profit	610		91	701		543		26	569
Profit on sale of businesses	—		—	—		—		6	6

Profit on ordinary activities before finance charges	610		91	701		543		32	575
Finance charges	(130)		—	(130)		(90)		—	(90)

Profit on ordinary activities before taxation	480		91	571		453		32	485
Taxation	(120)		(46)	(166)		(113)		(15)	(128)

Profit on ordinary activities after taxation	360		45	405		340		17	357
Minority interests—equity and non-equity	(13)		—	(13)		(13)		—	(13)

Profit earned for ordinary shareholders for the year	347		45	392		327		17	344
Ordinary dividends				(141)					(127)

Retained profit				251					217

Earnings per ordinary share:
—basic				36.8	p				32.6	p
—diluted				36.7	p				32.6	p
—normalised	32.6	p				31.0	p

Notes

a)
The group adopted FRS 19 Deferred Tax during the year ended 31 August 2002 and restated the opening balance sheet. This resulted in a reduction in shareholders' equity of £53m being £46m to the deferred tax balance and £7m to the share of reserves of associated undertakings. The tax charge for the year ended 31 August 2001 did not change as a result of the adoption of this standard.

b)
Trading profit for the prior year has been reclassified to treat the Mexican excise rebate as an exceptional item.

Group balance sheet
At 31 August 2002

	31 August 2002 £m	31 August 2001 (restated) £m

Fixed assets
Intangible assets	1,316	618
Tangible assets	877	767
Investments and loans	126	87
Associated undertakings	71	75

Total fixed assets	2,390	1,547

Current assets
Stocks	1,302	1,203
Debtors due within one year	736	689
Debtors due after more than one year	332	316
Cash at bank and in hand	169	111

Total current assets	2,539	2,319

Creditors (due within one year)
Short term borrowings	(971)	(770)
Other creditors	(1,022)	(1,189)

Total current liabilities	(1,993)	(1,959)

Net current assets	546	360

Total assets less current liabilities	2,936	1,907
Creditors (due after more than one year)
Loan capital	(1,776)	(1,195)
Other creditors	(90)	(48)

Total creditors due after more than one year	(1,866)	(1,243)

Provisions for liabilities and charges	(284)	(255)

Net assets	786	409

Capital and reserves
Called up share capital	277	267
Share premium account	165	26
Merger reserve	(823)	(823)
Profit and loss account	1,087	871

Shareholders' funds—equity	706	341
Minority interests—equity and non-equity	80	68

	786	409

Approved by the board on 28 October 2002 and signed on its behalf by:

Gerry Robinson, Chairman	Graham Hetherington, Director

Group cash flow information
Year to 31 August 2002

Reconciliation of operating profit to net cash inflow from operating activities	Year to 31 August 2002 £m	Year to 31 August 2001 £m

Operating profit	686	547
Goodwill amortisation	38	12
Exceptional operating costs	64	9
Depreciation	75	56
Increase in stocks	(94)	(72)
Increase in debtors	(22)	(55)
Increase/(decrease) in creditors	71	(43)
Expenditure against provisions for reorganisation and restructuring costs	(36)	(34)
Other items	(22)	3

Net cash inflow from operating activities	760	423

Group cash flow statement

Net cash inflow from operating activities	760	423
Dividends received from associated undertakings	11	9
Returns on investments and servicing of finance	(133)	(76)
Taxation paid	(178)	(34)
Capital expenditure and financial investment	(712)	(118)
Acquisitions and disposals	(586)	(635)
Equity dividends paid	(133)	(163)

Cash outflow before use of liquid resources and financing	(971)	(594)
Management of liquid resources	(21)	(6)
Financing	798	488

Decrease in cash in the year	(194)	(112)

Reconciliation of net cash flow to movement in net debt

Decrease in cash in the year	(194)	(112)
Increase in liquid resources	21	6
Increase in loan capital	(649)	(488)

Movement in net debt resulting from cash flows	(822)	(594)
Exchange adjustments	98	(8)

Movement in net debt during the year	(724)	(602)
Opening net debt	(1,854)	(1,252)

Closing net debt	(2,578)	(1,854)

Statement of the independent auditor
To the members of Allied Domecq PLC pursuant to section 251 of the Companies Act 1985

We have examined the summary directors' report and accounts on pages 25 to 30.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the summary financial statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary directors' report and accounts within the summary financial statement with the full annual accounts and directors' report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the summary financial statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary directors' report and accounts.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 "The auditor's statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom. Our report on the group's full annual accounts describes the basis of our audit opinion on those accounts.

Opinion

In our opinion the summary directors' report and accounts is consistent with the full annual accounts and directors' report of Allied Domecq PLC for the year to 31 August 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
28 October 2002

Investor information

Financial calendar

Ex dividend date for final dividend	8 January 2003	Interim results announced (provisional)	24 April 2003
Record date for final dividend	10 January 2003	Ex dividend date for interim dividend (provisional)	25 June 2003
Annual General Meeting	4 February 2003	Record date for interim dividend (provisional)	27 June 2003
Final dividend payable	7 February 2003	Interim dividend payable (provisional)	25 July 2003

Annual General Meeting

The AGM of the company will be held at 2.00pm on 4 February 2003 at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN, UK. The notice of meeting is set out in the chairman's letter to shareholders.

Shareholder enquiries
UK—Registrars

Enquiries relating to administrative matters should be addressed to the company's registrar Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, UK. Tel: +44 (0)870 702 0000.

Electronic communications

Allied Domecq offers shareholders the opportunity to receive corporate documents such as the report and accounts and notices of meetings in electronic form. If you choose to take advantage of this you will receive an e-mail notification each time a publication is made on the corporate website.

To register to receive shareholder communications in this way and not receive printed copies by post please follow the instructions below to record your e-mail address:

1. Log on to www.allieddomecq.com
2. Click on Investor Relations
3. Click on Shareholder Services
4. Click on Registrar Services
5. Click on Online Shareholder Services
6. Enter your personal details—Shareholder Reference Number (this is the 11-digit number printed on your form of proxy), surname, country or postcode, and click on "submit"
7. Click on Communications Details
8. Read the Terms and Conditions and, if you agree to them, press "enter"
9. Register your e-mail address and click on "submit"

If you do not register an e-mail address you will continue to receive all future shareholder communications in paper form through the post as before. If you decide to register you will be able to change your instruction or request paper copies of shareholder information at any time. It is your responsibility to notify Computershare Investor Services PLC of any change in your contact details. Your e-mail address can be changed on-line, but any change to your name or postal address must be notified in writing to Computershare Investor Services PLC.

USA—ADR administration

The depositary bank is the JPMorgan Chase Bank and enquiries on ADR holdings should be made to:
JPMorgan Chase Bank, Shareholder Relations, PO Box 43013, Providence, RI 02940-3013, USA.
Tel: +1 781 575 4328; e-mail: adr@jpmorgan.com; web address: www.adr.com/shareholder

Company Secretary and Registered Office

Other enquiries should be addressed to the Secretariat, Allied Domecq PLC, The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, UK. Tel: +44 (0)117 978 5000.

Environment and alcohol issues

For further details about our environmental and alcohol policies and related literature, please write to: Jan Buckingham, Director of Alcohol and Social Policy, at the registered office.

Internet

Corporate information, including press releases, annual reports and presentations, can be downloaded from the group's website at www.allieddomecq.com

Share price quotation

For information on the market prices of the company's ordinary shares and ADRs, please refer to the investor relations section of the group's website.

Low cost dealing service

For information on a low cost dealing service for shareholders, please refer to the group's website at www.allieddomecq.com or contact the Secretariat at the registered office (details above).

Our thanks go to Bed of London, Metronome of NYC,
33 restaurant & lounge of Boston, MA.

Designed and produced by williams and phoa.
Photography by Christine Donnier-Valentin.

Printed in the UK on paper made from 50% pulp,
50% recycled fibres and is biodegradable.

© 2002 Allied Domecq PLC. All rights reserved. All brands
mentioned in this Summary Financial Statement are trademarks and are registered and/or otherwise protected in accordance with applicable law.

Allied Domecq PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol
BS13 8AR
UK

Registered number: 3771147
Telephone: +44(0)117 978 5000
www.allieddomecq.com

QuickLinks

  Exhibit 99.2
Chairman's statement
Our strengths
Operating and financial review
Corporate social responsibility
Directors' reports
Group profit and loss account
Group balance sheet
Group cash flow information